UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             Infowave Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   456925 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                  (Page 1 of 17)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 2 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,315,161
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,315,161
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,315,161
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 3 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,315,161
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,315,161
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,315,161
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 4 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners, LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,488,372
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,488,372
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,488,372
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 5 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management, LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            3,488,372
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        3,488,372
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,488,372
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 6 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,803,533
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,803,533
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,803,533
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 7 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,488,372
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,744,185
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,488,372
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,744,185
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,232,557
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      18.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 456925 10 6             SCHEDULE 13D                Page 8 of 17 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,744,185
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,744,185
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,744,185
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 17 pages


Item 1. Security and Issuer.

      This statement relates to the Common Shares, without par value ("Common Stock") of Infowave Software, Inc. (the "Issuer"). The address of the Issuer's principal executive office is Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia V5C 5T5 Canada.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). Commonwealth, CAMC, ComVest, ComVest Management, RMC, Falk and Priddy are the "Reporting Persons."

      Priddy, and Keith Rosenbloom are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. ComVest Management is the general partner of ComVest. The managers of ComVest Management are Priddy, Falk and Keith Rosenbloom, and ComVest Management is wholly-owned by CAMC. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Shanon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 3291 Buffalo Drive, Suite 8, Las Vegas, Nevada 89129.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                                                             Page 10 of 17 pages


Item 3. Source and Amount of Funds or Other Consideration.

      On November 23, 2001 (with a subsequent smaller closing on November 29,
2001), the Issuer sold "Special Warrants" at a price of $100,000 per Special Warrant in a private placement (the "Placement"). Each Special Warrant is exercisable, for no additional cash consideration, for 232,558.1 shares of Common Stock and three-year warrants ("Purchase Warrants") to purchase 116,279.1 shares of Common Stock at a price of Cdn$0.90 per share. Commonwealth acted as placement agent to the Issuer in connection with the Placement pursuant to an Agency Agreement dated July 27, 2007, as amended (the "Agency Agreement").

      As compensation for services rendered to the Issuer in connection with the Placement, Commonwealth was issued three-year warrants to purchase Special Warrants at a price of $100,000 per Special Warrant (the "Agents Warrants").

      ComVest, Priddy and RMC invested $1,000,000, $1,000,000 and $500,000 respectively in the Placement. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchases by Priddy was his personal funds.

Item 4. Purpose of Transaction.

      The Agents Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The SpecialWarrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      The Agency Agreement provides that until such time as Commonwealth, its affiliates and its investors cease to beneficially own at least 10% of the shares of Common Stock outstanding (assuming exercise of the Special Warrants but not exercise of the Purchase Warrants), the Issuer shall nominate and use reasonable efforts to cause to be elected two members of the Company's board of directors designated by Commonwealth (one of whom must be a Canadian resident and not a Unites States citizen).

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a) Commonwealth may be deemed to be the beneficial owner of an aggregate of 2,315,161 shares of Common Stock, representing approximately 9.0% of the issued and outstanding shares of Common Stock of the Issuer, representing the right to acquire 1,543,441 shares of Common Stock upon the exercise of the Special Warrants and 771,720 shares of

                                                             Page 11 of 17 pages


Common Stock upon the exercise of the of Purchase Warrants, in each case, after exercise of the Agents Warrants owned by Commonwealth.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 2,315,161 shares of Common Stock, representing approximately 9.0% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      ComVest may be deemed to be the beneficial owner of an aggregate of 3,488,372 shares of Common Stock, representing approximately 13.0% of the issued and outstanding shares of Common Stock of the Issuer, of which 2,325,581 shares are issuable upon the exercise of the Special Warrants and 1,162,791 shares are issuable upon exercise of the Purchase Warrants underlying the Special Warrants.

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 3,488,372 shares of Common Stock, representing approximately 13.0% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

      Mr. Falk may be deemed to be the beneficial owner of an aggregate of 5,803,533 shares of Common Stock, representing approximately 19.9% of the issued and outstanding shares of Common Stock of the Issuer, which are beneficially owned by Commonwealth and ComVest respectively. In his capacity as Chairman and controlling equity owner of CAMC, which is the general partner of, and owner of all the interests in, ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      RMC may be deemed to be the beneficial owner of 1,744,185 shares of Common Stock, representing approximately 6.9% of the issued and outstanding shares of Common Stock of the Issuer, of which 1,162,790 shares are issuable upon the exercise of the Special Warrants and 581,395 shares are issuable upon exercise of the Purchase Warrants underlying the Special Warrants.

      Priddy may be deemed to be the beneficial owner of an aggregate of 5,232,557 shares of Common Stock, representing approximately 18.3% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 1,744,185 shares beneficially owned by RMC, which Priddy may be deemed to beneficially own, Priddy may be deemed to beneficially own an additional 3,488,372 shares of Common Stock, of which 2,325,581 shares are issuable upon the exercise of Special Warrants and 1,162,791 shares are issuable upon exercise of the Purchase Warrants underlying the Special Warrants.

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

                                                             Page 12 of 17 pages


      Name                          Number of Shares
      ----                          ----------------
      Robert Priddy                 3,488,372

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 2,315,161 shares of Common Stock beneficially held by Commonwealth.

      (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 3,488,372 shares of Common Stock beneficially held by ComVest.

      (iii) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 1,744,185 shares of Common Stock beneficially held by RMC.

      (c) As more fully described above, the Special Warrants and Agents Warrants were acquired on November 23, 2001.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which requires certain persons to be elected to the Issuer's board of directors.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

      (ii)  Agency Agreement.

      (iii) Amendment to Agency Agreement.

                                                             Page 13 of 17 pages


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 13, 2001                Commonwealth Associates, L.P.

                                        By: Commonwealth Associates
                                            Management Company, Inc.,
                                            its general partner

                                        By: /s/ Joseph P. Wynne
                                           -------------------------------------
                                           Name: Joseph P. Wynne
                                           Title: Chief Financial Officer


Dated: December 13, 2001                Commonwealth Associates Management
                                        Company, Inc.

                                        By: /s/ Joseph P. Wynne
                                           -------------------------------------
                                           Name: Joseph P. Wynne
                                           Title: Chief Financial Officer


Dated: December 13, 2001                ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                            partner

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                           Name: Michael S. Falk
                                           Title: Manager


Dated: December 13, 2001                ComVest Management, LLC

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                           Name: Michael S. Falk
                                           Title: Manager


Dated:December 13, 2001                 RMC Capital, LLC

                                        By: /s/ Robert Priddy
                                          --------------------------------------
                                          Name: Robert Priddy
                                          Title: Manager

                                                             Page 14 of 17 pages


Dated: December 13, 2001                /s/ Michael S. Falk
                                        ----------------------------------------
                                        Michael S. Falk


Dated: December 13, 2001                /s/ Robert Priddy
                                        ----------------------------------------
                                        Robert Priddy

                                                             Page 15 of 17 pages


                                  EXHIBIT INDEX

1.    Joint Filing Agreement

2. Agency Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2001).

3. Amendment to Agency Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2001).

                                                             Page 16 of 17 pages


                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Infowave Software, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.


Dated: December 13, 2001                Commonwealth Associates, L.P.

                                        By: Commonwealth Associates
                                            Management Company, Inc.,
                                            its general partner

                                        By: /s/ Joseph P. Wynne
                                           -------------------------------------
                                           Name: Joseph P. Wynne
                                           Title: Chief Financial Officer


Dated: December 13, 2001                Commonwealth Associates Management
                                        Company, Inc.

                                        By: /s/ Joseph P. Wynne
                                           -------------------------------------
                                           Name: Joseph P. Wynne
                                           Title: Chief Financial Officer


Dated: December 13, 2001                ComVest Venture Partners, LP

                                        By: ComVest Management, LLC, its general
                                            partner

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                           Name: Michael S. Falk
                                           Title: Manager


Dated: December 13, 2001                ComVest Management, LLC

                                        By: /s/ Michael S. Falk
                                           -------------------------------------
                                           Name: Michael S. Falk
                                           Title: Manager


Dated:December 13, 2001                 RMC Capital, LLC

                                        By: /s/ Robert Priddy
                                          --------------------------------------
                                          Name: Robert Priddy
                                          Title: Manager

                                                             Page 17 of 17 pages


Dated: December 13, 2001                /s/ Michael S. Falk
                                        ----------------------------------------
                                        Michael S. Falk


Dated: December 13, 2001                /s/ Robert Priddy
                                        ----------------------------------------
                                        Robert Priddy